March 15, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Attention:	Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining

Re:	Chico’s FAS, Inc. Form 10-K for Fiscal Year Ended January 28, 2012
filed March 21, 2012
File No.: 011-16435

Dear Ms. Jenkins:

We are in receipt of your letter dated February 19, 2013 setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) issued in connection with the Staff’s review of the Company’s Form 10-K for the fiscal year ended January 28, 2012 (the “Letter”).

Based on our telephone conference with you last week, the Company currently is working on gathering reasonably reliable data to respond to the Staff’s comments. In addition, the Company also is in the final stages of preparing for the filing its Form 10-K for the fiscal year ended February 2, 2013. In order to provide sufficient time to collect and analyze the necessary data and to accommodate the scheduling requirements related to the filing of our Form 10-K, we respectfully request an extension to March 29, 2013 to respond to the Staff’s Letter.

Thank you for your consideration of the requested extension. If you have any questions or comments, please contact me at (239) 274-4947

Sincerely,

/s/ Pamela K Knous

Pamela K Knous
Executive Vice President
Chief Financial Officer